EXHIBIT 99.1

News Release dated December 2, 2019, Suncor Energy announces 2020 capital program and production outlook

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars, unless noted otherwise

Suncor Energy announces 2020 capital program and production outlook

Calgary, Alberta (Dec. 2, 2019) — Suncor released its 2020 corporate guidance today which focuses on driving its $2 billion of incremental free funds flow target by 2023, achieving its 2030 sustainability targets, and reflects the company’s recent 800 MW cogeneration investment announcement. The capital program is expected to be between $5.4 and $6.0 billion with flat investment in oil related projects year over year. Upstream production is expected to be between 800,000 to 840,000 barrels of oil equivalent per day (boe/d), an approximately 5% production increase compared to 2019 midpoint guidance.

“During 2019, we’ve demonstrated the value of our asset integration and flexibility through our focus on value over volumes, optimizing our product mix and transferring production quotas among our assets. This unique competitive advantage means we’re able to realize the highest value possible for our produced barrels, even during a period of production curtailment,” said Mark Little, president and chief executive officer. “Looking forward to 2020, we will continue to focus on value over volume, investing in high-return projects that are largely independent of pipeline constraints and commodity price volatility, to deliver on our $2 billion incremental free funds flow target by 2023. These initiatives continue to position our company as financially and environmentally sustainable by driving long-term value creation, increasing shareholder returns, and lowering the carbon intensity of our production.”

The impact of the Government of Alberta’s mandatory production curtailment is factored into Suncor’s 2020 guidance which incorporates the utilization of crude by rail special production allowances.  Although there continues to be considerable uncertainty on the impact and duration of the curtailment, the lower end of Suncor’s production guidance assumes curtailment remains in place at current levels for the full 2020 calendar year, while the upper end reflects an uncurtailed environment. Fort Hills and Syncrude remain adversely impacted due to the continued, disproportionate effect of curtailment as it is applied on a 2018 production basis when neither asset was operating at nameplate capacity.

Cash operating costs per barrel is impacted by the Government of Alberta’s continued mandatory production curtailments and the associated optimization of production quotas, which focuses on higher value but higher cost production. Suncor’s expected Oil Sands operations cash operating costs per barrel are $24.00 - $26.50 (US $18.25 - $20.15) reflecting lower 2020 planned maintenance. Fort Hills cash operating costs per barrel are expected to be $23.00 - $27.00 (US $17.50 - $20.50). Syncrude cash operating costs per barrel are expected to be $35.00 - $38.00 (US $26.60 - $28.90).

Oil related capital is flat year over year, while oil production is expected to increase by 5% over 2019 midpoint guidance. Capital for previously sanctioned E&P step-out developments will increase by approximately $100 million over 2019 to $1.1 billion, and is inclusive of the Terra Nova asset life extension. The capital increase in 2020 is predominantly associated with projects driving the $2 billion of incremental free funds flow target by 2023 — the anticipated incremental capital spend on such projects in 2020 include

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

$300 million for the newly sanctioned cogeneration facility, $150 million for additional investment in digital technology initiatives, and $50 million in connection with the completion of the Syncrude bi-directional pipelines.

Suncor has sanctioned the Forty Mile Wind Power Project in southern Alberta. This 200 MW renewable power project has an estimated total capital spend of $300 million, with 25% of the capital spent in 2019 and the remainder to be spent over the next two years. This unique investment approach in renewable energy is expected to generate double-digit, sustainable economic returns through power generation and retaining the generated carbon credits for utilization in the core business. This project is part of Suncor’s sustainability strategy, making meaningful progress toward the greenhouse gas intensity reduction target of 30% by 2030.

The capital program is approximately 50% allocated to planned asset sustainment and maintenance activities to ensure continued safe, reliable and efficient operations. The remaining 2020 capital program has a continued focus on low capital intensity, value-creating projects including the cogeneration facility; continued implementation of autonomous haul trucks; completion of the Syncrude bi-directional pipelines; investment in renewable wind power development; and digital technology adoption.

Suncor’s corporate guidance provides management’s outlook for 2020 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

Capital Expenditures (C$ millions) (1)

	2020 Full Year Outlook December 2, 2019	% Economic Investment (2)
Upstream Oil Sands	3,550 – 3,800	35%
Upstream E&P	1,000 – 1,150	95%
Total Upstream	4,550 – 4,950	50%
Downstream	700 – 800	30%
Corporate	150 – 250	65%
Total	5,400 – 6,000	50%

(1)         Capital expenditures exclude capitalized interest of approximately $155 million.

(2)         Balance of capital expenditures represents Asset Sustainment and Maintenance capital expenditures. For definitions of Economic Investment and Asset Sustainment and Maintenance capital expenditures, see the Capital Investment Update section of Suncor’s Management’s Discussion and Analysis dated October 30, 2019 (the “MD&A”).

2020 Full Year Outlook December 2, 2019
Production & Refinery Utilization
Suncor Total Production (boe/d) (1)	800,000 – 840,000
Oil Sands operations (bbls/d)(2)	420,000 – 455,000
Synthetic Crude Oil (bbls/d)	305,000 – 325,000
Bitumen (bbls/d)	115,000 – 130,000
Fort Hills (bbls/d) Suncor working interest of 54.11%	85,000 – 95,000
Syncrude (bbls/d) Suncor working interest of 58.74%	170,000 – 185,000
Exploration & Production (boe/d) (1)	100,000 – 115,000

Suncor Refinery Throughput (bbls/d)	440,000 – 460,000
Suncor Refinery Utilization (3)	95% – 99%
Refined Product Sales (bbls/d)	530,000 – 560,000

(1)         At the time of publication, production in Libya continues to be affected by political unrest and therefore no forward looking production for Libya is factored into the Exploration and Production and Suncor Total Production guidance. Production ranges for Oil Sands operations, Fort Hills, Syncrude and Exploration and Production are not intended to add to equal Suncor Total Production.

(2)         Oil Sands operations production includes synthetic crude oil, diesel, and bitumen and excludes Fort Hills PFT bitumen and Syncrude synthetic crude oil production. These ranges reflect the integrated upgrading and bitumen production performance risk.

(3)         Refinery utilization is based on the following crude processing capacities: Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; Edmonton — 142,000 bbls/d; and Commerce City - 98,000 bbls/d.

For an updated Investor Relations presentation and the third quarter Investor Relations deck, see suncor.com/investor-centre.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s $2 billion incremental free funds flow target, including the projects that are expected to drive Suncor towards this target; the expectation that Suncor’s capital spending program will be between $5.4 and $6.0 billion (and expectations of where that spending will be directed); Suncor’s expectations around production, including planned average upstream production of 800,000 - 840,000 boe/d and planned ranges for Oil Sands operations (420,000 – 455,000 bbls/d), made up of Synthetic Crude Oil (305,000 – 325,000 bbls/d) and Bitumen (115,000 – 130,000 bbls/d), Suncor’s working interest in Fort Hills (85,000 – 95,000 bbls/d), Suncor’s working interest in Syncrude (170,000 – 185,000 bbls/d) and Exploration and Production (100,000 – 115,000 boe/d); Suncor’s expected Oil Sands operations cash operating costs, projected to be in the range of $24.00 - $26.50 (US $18.25  – $20.15) per barrel; expected Fort Hills cash operating costs, projected to be in the range of $23.00 – $27.00 (US $17.50 – $20.50) per barrel; expected Syncrude cash operating costs, projected to be in the range of $35.00 – $38.00 (US $26.60 – $28.90) per barrel; Suncor’s expected Refinery Throughputs (440,000 – 460,000 bbls/d) and Utilization (95% – 99%); Suncor’s expected Refined Product Sales (530,000 – 560,000 bbls/d); the expected impact of the Government of Alberta mandatory production curtailments; Suncor’s focus on maintaining capital discipline and ensuring safe and reliable operations while growing the free funds flow of our business; the expectations that the 2020 capital program will be approximately 50% allocated to planned asset sustainment and maintenance activities with the remaining 2020 capital program having a continued focus on low capital intensity, value-creating projects and that these projects  are largely independent of pipeline contraints and commodity price volatility which will continue to position Suncor as financially and environmentally sustainable by driving long term value creation, increasing shareholder returns and lowering carbon intensity; statements about Suncor’s Forty Mile Wind Power Project, including its estimated total capital spend and the timing thereof and the anticipated economic returns of the project; the expectation of continued safe, reliable and efficient operations; and the expectation that capital for previously sanctioned E&P step-out developments will increase by approximately $100 million over 2019. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “guidance”, “outlook”, “will”, “expected”, “estimated”, “focus”, “planned”, “believe” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward- looking statements, so readers are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2020 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2020. Assumptions for the Exploration and Production 2020 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2020 corporate guidance include, but are not limited to:

•                  Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•                  Third-party infrastructure. Production estimates could be negatively impacted by issues with third- party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company’s ability to produce or market its crude oil.

•                  Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•                  Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

•                  Government Action. This guidance reflects the production curtailments imposed by the Government of Alberta. Further action by the Government of Alberta regarding production curtailment may impact Suncor’s corporate guidance and such impact may be material.

The MD&A, together with Suncor’s most recently filed Annual Information Form, Form 40-F and Annual Report to Shareholders and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and free funds flow are not prescribed by Canadian generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are included because management uses the information to analyze business performance, including on a per barrel basis, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and, for the period ended September 30, 2019, are reconciled to the comparable GAAP measure in the MD&A. Oil Sands operations cash operating costs of $24.00 - $26.50 (US $18.25 - $20.15) per barrel is based on the assumptions that: (i) Suncor will produce 420,000 - 455,000 bbls/d at Oil Sands operations (of which 305,000 - 325,000 bbls/d will be synthetic crude oil and 115,000 – 130,000 will be bitumen); and (ii) natural gas used at Suncor’s Oil Sands operations (AECO - C Spot ($CAD)) will be priced at an average of $1.60/GJ over 2020. Fort Hills cash operating costs of $23.00 - $27.00 (US $17.50 - $20.50) per barrel is based on the assumptions that: (i) Fort Hills production (net to Suncor) will be 85,000 - 95,000 bbls/d; and (ii) natural gas used at Fort Hills (AECO - C Spot ($CAD)) will be priced at an average of $1.60/GJ over 2020. Syncrude cash operating costs of $35.00 - $38.00 (US $26.60 - $28.90) per barrel is based on the assumptions that: (i) Syncrude will produce 170,000 - 185,000 bbls/d of synthetic crude oil (net to Suncor); and (ii) natural gas used at Syncrude (AECO - C Spot ($CAD)) will be priced at an average of $1.60/GJ over 2020. The Syncrude cash operating costs per barrel and Fort Hills cash operating costs per barrel measures may not be fully comparable to similar information calculated by other entities (including Suncor’s Oil Sands operations cash operating costs per barrel) due to differing operations.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com